EXHIBIT 2.2

EXECUTION VERSION

GUARANTY AGREEMENT

March 10, 2008

GUARANTY AGREEMENT

This Guaranty Agreement (this “Agreement”) is entered into as of March 10, 2008 by and among:

•                  CTC Media, Inc., a Delaware corporation (“CTCM”);

•                  MTG Broadcasting AB, a Swedish limited liability company (the “Seller”); and

•                  Modern Times Group MTG AB, a Swedish limited liability company and the ultimate parent company of the Seller (“MTG”).

INTRODUCTION

WHEREAS, CTCM is the parent company of ZAO “Set Televissionnykh Stantsiy”, a closed joint stock company organized under the laws of the Russian Federation with main state registration number 1027700151852, whose registered office is at 3rd Khoroshevskaya str., 12, 123298, Moscow, Russia  (the “Purchaser”);

WHEREAS, the Purchaser, the Seller and MTG are parties to a purchase agreement dated as of the date hereof (the “Purchase Agreement”) regarding the purchase by the Purchaser from the Seller of shares in ZAO “TV Darial”, a closed joint stock company organized under the laws of the Russian Federation with main state registration number 1027739313205, whose registered office is at 4 Academica Koroleva Street, Building 4, Moscow, 129515, Russia, and certain related entities, all as more fully described in the Purchase Agreement; and

WHEREAS, concurrently with the execution and delivery of the Purchase Agreement by the parties thereto, the Seller and MTG require CTCM to enter into this Agreement;

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

All capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF CTCM

CTCM represents and warrants to the Seller and MTG as follows:

2.1           Organization and Corporate Power.  CTCM is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Purchaser is a closed joint stock corporation duly organized, validly existing under the laws of the Russian Federation. The Purchaser has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

2.2           Authorization of Transaction.  Each of CTCM and the Purchaser has all requisite power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or will be a party and to perform its obligations hereunder and thereunder.  The execution and delivery by each of CTCM and the Purchaser of this Agreement and each other Transaction Agreement to which it is or will be a party and the consummation by CTCM and the Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of CTCM and the Purchaser.  This Agreement and each other Transaction Agreement to which CTCM or the Purchaser is or will be a party has been (or, in the case of Transaction Agreements to be executed on or prior to the Closing, will be) duly and validly executed and delivered by CTCM or the Purchaser and constitutes a valid and binding obligation of CTCM or the Purchaser, as the case may be, enforceable against it in accordance with its terms.

2.3           Noncontravention.  Subject to the receipt of the FAS Approval, neither the execution and delivery by CTCM or the Purchaser of this Agreement or any other Transaction Agreement to which either of them is or will be a party, nor the consummation by CTCM and the Purchaser of the transactions contemplated hereby and thereby, (a) conflict with or violate any provision of the organizational documents of either CTCM or the Purchaser; (b) require on the part of CTCM or the Purchaser any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, including any broadcasting, licensing or other authority of the Russian Federation or any region or subdivision thereof (other than any disclosure that may be required to be made or filed (including copies of any Transaction Agreement) pursuant to the rules of the U.S. Securities and Exchange Commission or The Nasdaq Stock Market); (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which CTCM or the Purchaser is a party or by which CTCM or the Purchaser is bound or to which any of the assets of CTCM or the Purchaser are subject; (d) result in the imposition of any Security Interest upon any assets of CTCM or the Purchaser; or (e) violate any treaty, order, writ, injunction, decree, statute, rule or regulation applicable to CTCM or the Purchaser or any of its properties or assets, other than, in the case of clauses (b) through (d), such items that, individually or in the aggregate, would not materially adversely affect the consummation of the transactions contemplated hereby or thereby.

2.4           Litigation.  There is no Legal Proceeding before any Governmental Entity which is pending or has been threatened in writing against CTCM or the Purchaser which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

2.5           No Knowledge of Misrepresentations or Omissions.  As of the date hereof and other than with respect to the matters set out on Schedule 4 of the Purchase Agreement, CTCM (but excluding members of the CTCM Board of Directors who are affiliated with MTG) has no knowledge (i) that any of the representations and warranties of the Warrantors made in the

Purchase Agreement qualified as to materiality or Target Material Adverse Effect are not true and correct, or that those not so qualified are not true and correct in all material respects or (ii) of any material errors in, or material omissions from, the Disclosure Schedule.

2.6           No Other Representation or Warranty.  Neither CTCM nor any other Person makes any other express or implied representation or warranty to either the Seller or MTG, other than those expressly provided herein above or in the Purchase Agreement, on behalf of or with respect to CTCM, or with respect to the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or by the Purchase Agreement or the effect thereof, and CTCM hereby disclaims any such representation or warranty.

2.7           Fairness Opinion.  An internationally recognized investment banking firm has delivered to the members of the CTCM Board of Directors other than those who are affiliated with MTG an opinion dated as of March [10], 2008 that, subject to the qualifications and assumptions set forth therein, the Consideration is fair, from a financial point of view, to CTCM.

ARTICLE III
COVENANTS

3.1           Closing Efforts.  CTCM shall use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Purchase Agreement, including using its reasonable best efforts to ensure that the conditions to the obligations of the Purchaser and the Warrantors to consummate the Closing set forth in the Purchase Agreement are satisfied.

3.2           Expenses.  Except as set forth in this Section 3.2, Article IV and Section 5.3 hereof and Article VI of the Purchase Agreement, each of the parties hereto shall bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement, the Purchase Agreement and the transactions contemplated hereby and thereby.  Notwithstanding the foregoing, CTCM shall bear and pay for any reasonable out-of-pocket cost (including accounting fees and expenses) incurred by the Seller or any Affiliate of the Seller in connection with the audit (but not the preparation) of the Consolidated Financial Statements; provided that the Warrantors shall cause the Seller to prepare the Consolidated Financial Statements to a standard such that the auditors are not required to materially modify them in connection with completing their audit.

3.3           Confidentiality.  CTCM acknowledges that the information being provided in connection with the transactions contemplated by the Purchase Agreement and hereby are subject to the terms of a confidentiality agreement dated 20 December 2007 between CTCM and MTG (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Target Group; provided, however, that CTCM acknowledges that any and all other information provided to it by the Warrantors or the Warrantors’ representatives concerning the Warrantors and any Affiliate of the Warrantors (other than the Target Companies and the Target Subsidiaries) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

3.4           Financing.  CTCM shall use its reasonable best efforts to secure the Debt Financing and to cause the funds provided thereby to be used by the Purchaser to make the payments required by the Purchaser at Closing in accordance with the terms of the Purchase Agreement.  CTCM shall keep the Warrantors reasonably informed of any material developments relating to the financing for the transactions contemplated by the Purchase Agreement.

3.5           Broadcast License.  CTCM shall use its reasonable best efforts, and the Seller and MTG shall cause the Target to use its reasonable best efforts, to secure the renewal of the Principal Broadcast License and, if renewed, to maintain such license as renewed in full force and effect through Closing.

ARTICLE IV
INDEMNIFICATION

4.1           Indemnification by CTCM.  CTCM shall indemnify the Warrantors and their Affiliates in respect of, and hold them harmless against, any and all Damages incurred or suffered by a Warrantor or any Affiliate thereof resulting from, relating to or constituting:

(a)           any breach, as of the date of this Agreement or as of the Closing, of any representation or warranty of CTCM contained in this Agreement or in any other agreement or instrument furnished by CTCM pursuant hereto; or

(b)           any failure to perform any covenant or agreement of CTCM or the Purchaser contained in any Transaction Agreement to which it is a party.

4.2           CTCM Guaranty of Purchaser Indemnification Obligations.  To the extent that the Purchaser fails to pay any Damages to any Indemnified Party when such Damages are due and payable in accordance with, and subject to the limitations of, the indemnification provisions of the Purchase Agreement, CTCM shall pay such Damages; provided, that nothing in this Section 4.2 shall require an Indemnified Party to proceed against the Purchaser under the Purchase Agreement before proceeding under Section 4.1 of this Agreement against CTCM.

4.3           Indemnification Claims.

(a)           In the event of the commencement of a Third Party Action, a Warrantor or any of its Affiliates (an “Indemnified Party”) shall give prompt written notification to CTCM. Such notification shall be given within 15 days after receipt by the Indemnified Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed Damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying CTCM shall relieve CTCM of any liability or obligation hereunder except to the extent of any prejudice, damage or liability caused by or arising out of such failure.  CTCM may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that (i) CTCM may only assume control of such defense if it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Damages for which the Indemnified Party shall be indemnified pursuant to and subject to this Article IV and (ii) CTCM may not assume control of the defense of a Third Party Action involving criminal liability or in which solely equitable relief is sought against the Indemnified Party.  If CTCM does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense.  The Non-controlling Party may participate in such defense at its own expense.  The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto.  The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action.  The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 4.3(a) or (ii) CTCM assumes control of such defense and CTCM and the Indemnified Party are both party to such Third Party Action and the Indemnified Party reasonably concludes that a conflict of interest exists that makes it inappropriate for the same counsel to represent CTCM and the Indemnified Party with respect to such Third Party Action.  CTCM shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Indemnified Party shall not be required if CTCM agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Indemnified Party from further liability and has no other adverse effect on the Indemnified Party.  The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of CTCM, which shall not be unreasonably withheld, conditioned or delayed.

(b)           In order to seek indemnification under this Article IV other than in the case of a Third Party Action, an Indemnified Party shall deliver a Claim Notice to CTCM promptly after its discovery of any matter giving rise to the claim of indemnity under this Agreement.

(c)           Within forty (40) calendar days after delivery of a Claim Notice, CTCM shall deliver to the Indemnified Party a Response, in which CTCM shall:  (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a payment by CTCM to the Indemnified Party of the Claimed Amount, by wire transfer), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a payment by CTCM to the Indemnified Party of the Agreed Amount, by wire transfer), or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

(d)           During the 30-day period following the delivery of a Response that reflects an Indemnification Dispute, CTCM and the Indemnified Party shall use good faith efforts to resolve the Indemnification Dispute.  If the Indemnification Dispute is not resolved within such 30-day period, CTCM and the Indemnified Party shall then submit the Indemnification Dispute to binding arbitration, and the provisions of Section 6.10 shall become effective with respect to such Indemnification Dispute.

4.4           Survival.  All representations and warranties that are covered by the indemnification provisions in Section 4.1(a) shall (a) survive the Closing and (b) shall expire on the date eighteen (18) months following the Closing Date, except that Sections 2.1 (Organization and Corporate Power) and 2.2 (Authorization of Transaction) shall survive the Closing without limitation as to time.  All covenants and agreements that are covered by the indemnification provisions in Sections 4.1(b) shall survive until fully performed.  If an Indemnified Party delivers to CTCM, before expiration of the applicable survival period, either a Claim Notice based upon a breach of such representation, warranty, covenant, or an Expected Claim Notice based upon a breach of such representation, warranty, covenant or agreement, then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such notice.  If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify CTCM.

4.5           Limitations on Indemnification.

(a)           Notwithstanding the foregoing provisions of this Article IV, (i) CTCM shall not be liable, pursuant to Section 4.1 hereof, for any indemnifiable Damages suffered by any Warrantor arising out of a breach of any representation, warranty, covenant or agreement of CTCM herein unless a claim therefor is asserted in writing prior to the expiration of the period of survival applicable to such representation, warranty, covenant or agreement set forth in Section 4.4, failing which such claim shall be waived and extinguished, (ii) CTCM shall not be liable, pursuant to Section 4.1(a), for (x) any Damages suffered by any Warrantor unless the aggregate of all Damages suffered by the Warrantors hereunder and under Section 6.3(a) of the Purchase Agreement (without double counting) exceeds, on a cumulative basis, an amount equal to 0.50% of the Consideration, and then only to the extent of such excess or (y) any individual items where the Damage relating thereto is less than the equivalent of US$100,000 and such items shall not be aggregated for purposes of the immediately preceding clause (x), (iii) the aggregate liability of CTCM and the Purchaser, taken together (without double counting), pursuant to Section 4.1(a) hereof and under Section 6.3(a) of the Purchase Agreement for Damages suffered by the Warrantors shall in no event exceed 20% of the Consideration and (iv) no party hereto shall be liable to the other for indirect, special, incidental, consequential or punitive damages claimed by such other party resulting from such first party’s breach of its representations, warranties or covenants hereunder; provided, however, that the limitations described in clauses (i) through (iii) shall not apply to any act or omission constituting fraud.  For purposes solely of this Article IV, all representations and warranties of CTCM in Article II shall be construed as if the term “material” (and variations thereof) were omitted from such representations and warranties.

(b)           The Parties shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making reasonable best efforts to mitigate or resolve any such claim or liability.

(c)           Indemnification under this Article IV and Article VI of the Purchase Agreement shall be the sole and exclusive remedy of any party after the Closing with respect to any and all claims relating to this Agreement, the other Transaction Agreements, the Target Group or the transactions contemplated by this Agreement or the other Transaction Agreements (other than claims of, or causes of action arising from, fraud).

4.6           Calculation of Indemnity Payments.  The amount of any Damages for which indemnification is provided under this Article IV shall be net of any amounts recovered or recoverable by the Indemnified Party under insurance policies with respect to such Damage and shall be (i) increased to take account of any net Tax cost actually incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such indemnified amount.  In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount.

4.7           Tax Treatment of Indemnification.  CTCM agrees to make any indemnification payment to be made by it hereunder, and to account for any such payment, in the manner reasonably determined by the parties to be most tax efficient for the parties.

4.8           Defined Terms.  For purposes hereof, the following terms shall have the following meanings:

“Agreed Amount” means part, but not all, of the Claimed Amount.

“Claim Notice” means written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Damages, in each case, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article IV for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Claimed Amount” means the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

“Controlling Party” means the party controlling the defense of any Third Party Action.

“Damages” means any and all debts, obligations and other liabilities, diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, reasonable fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation, arbitration or other dispute resolution proceedings relating to a Third Party Action or an indemnification claim under Article IV), other than those costs and expenses of arbitration of an Indemnification Dispute or other dispute hereunder which are to be shared equally by MTG and its Affiliates, on the one hand, and CTCM and its Affiliates, on the other hand, in accordance with Section 9.10 of the Purchase Agreement, as incorporated into this Agreement.

“Expected Claim Notice” means a notice, including a notice given under Section 4.3(a), that, as a result of a legal proceeding instituted by or written claim made by a third party, an Indemnified Party reasonably expects to incur Damages for which it is entitled to indemnification under Article IV.

“Indemnification Dispute” means the dispute resulting if CTCM in a Response disputes its liability for all or part of the Claimed Amount.

“Non-controlling Party” shall mean the party not controlling the defense of any Third Party Action.

“Response” means a written response containing the information provided for in Section 4.3(c).

“Third Party Action” means any suit or proceeding by a person or entity other than a party hereto for which indemnification may be sought by an Indemnified Party under Article IV.

ARTICLE V
TERMINATION

5.1           Termination of Agreement.  The parties may terminate this Agreement at any time by a written consent signed by all parties hereto.  This Agreement shall automatically terminate upon the termination of the Purchase Agreement.

5.2           Effect of Termination.  If this Agreement is terminated, all obligations of the parties hereunder shall terminate (other than the obligations of CTCM under Section 3.3 to keep confidential information and data obtained by it from the Warrantors, which shall survive in accordance with the Confidentiality Agreement, and the obligations of CTCM under Section 3.2 in respect of certain costs and expenses and under Section 5.3, which shall survive any such termination), without any liability of any party to any other party, except for any liability of any party for willful breaches of this Agreement prior to such termination.  This Section 5.2 shall survive any termination of this Agreement.

5.3           Termination Fee.

(a)           CTCM shall cause the Purchaser to pay the Termination Fee if and when it becomes due and payable.  Failing payment by the Purchaser, CTCM shall pay the Termination Fee.

(b)           CTCM acknowledges that the agreement contained in this Section 5.3 is an integral part of the transactions contemplated by this Agreement.  In the event that the

Purchaser and CTCM shall fail to pay the Termination Fee when due, CTCM shall cause the Purchaser to reimburse the Seller for all reasonable costs and expenses incurred or accrued (including reasonable fees and expenses of counsel) in connection with the collection of the Termination Fee.  If the Purchaser fails to make such reimbursement, CTCM shall do so directly.  In the event that the Seller receives payment of the Termination Fee (and, if applicable, the costs and expenses of collection), such payment shall be the sole and exclusive remedy of the Warrantors against the Purchaser and CTCM for the loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated and/or for any alleged breach by CTCM of Section 3.4 hereof or by the Purchaser of Section 4.7 of the Purchase Agreement.

ARTICLE VI
MISCELLANEOUS

6.1           No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.

6.2           Entire Agreement.  This Agreement, the Purchase Agreement and the Confidentiality Agreement constitute the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, with respect to the subject matter hereof and thereof, including, without limitation, the Non-Binding Indication of Interest of CTCM dated as of 10 December 2007.

6.3           Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  No party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other parties hereto.  Any purported assignment of rights or delegation of performance obligations in violation of this Section 6.3 is void.

6.4           Counterparts and Facsimile Signature.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile signature.

6.5           Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

6.6           Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered three business days after it is sent via a reputable international courier service, in each case to the intended recipient as set forth below:

If to CTCM:

Pravda Street 15A

125124 Moscow, Russia

Attn: Alexander Rodnyansky

Chief Executive Officer

Phone:  +7 495 797 4152
Fax:      + 7 495 797 4180
E-mail: arodnyansky@ctcmedia.ru

Copy to:

WilmerHale
Alder Castle

10 Noble Street

London EC2V 7QJ England

Attn:  Trisha Johnson, Esq.

+44 (0)20 7645 2530 (t)

+44 (0)20 7645 2424 (f)

trisha.johnson@wilmerhale.com

If to a Warrantor:

Skeppsbron 18

SE-103 13

Stockholm

Sweden

Attn:  Kaj Gradevik

kaj.gradevik@mtg.se

Copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006
Tel: 1 212 225 2000
Fax: 1 212 225 3999

Attn:  William A. Groll

wgroll@cgsh.com

Any party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any party hereto may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner herein set forth.

6.7           Governing Law.  All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including, without limitation, its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York.

6.8           Amendments and Waivers.  The parties may mutually amend any provision of this Agreement.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the parties hereto.  No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the party giving such waiver.  No waiver by any party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

6.9           Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

6.10         Arbitration.  Any dispute concerning or arising out of this Agreement shall be submitted to binding arbitration in accordance with the terms of Section 9.10 of the Purchase Agreement, which are incorporated herein by this reference as if set out fully in this Agreement mutatis mutandis (and any dispute arising out of both this Agreement and the Purchase Agreement shall be resolved in a single arbitration in accordance with the terms of such Section 9.10); provided, however, that the Parties shall first be required to attempt to resolve an Indemnification Dispute in accordance with Section 4.3(d).

6.11         Construction.

(a)           The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b)           Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c)           Any reference herein to “including” shall be interpreted as “including, without limitation”.

(d)           Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

*****

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

CTC MEDIA, INC.

By:	/S/ ALEXANDER RODNYANSKY
Name:	Alexander Rodnyansky
Title:	General Director

MTG BROADCASTING AB

By:	/S/ KAJ GRADEVIK
Name:	Kaj Gradevik
Title:	Authorized Signatory

MODERN TIMES GROUP MTG AB

By:	/S/ KAJ GRADEVIK
Name:	Kaj Gradevik
Title:	Authorized Signatory